Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: March 10, 2022

FiscalNote Announces Preliminary Fourth Quarter and

Full-Year 2021 Financial Results, Beating Estimates

FiscalNote Exceeds FY2021 Guidance for Run-Rate Revenue, a Key Management

Metric, Reporting $109 million for FY2021, up 69% Year-Over-Year

Company Reaffirms Run-Rate Revenue to Grow 58% Year-Over-Year to

$173 Million in FY2022

Successful Execution of Investments in Accelerating Organic Growth and

Acquisition Strategy Underpin Continued Momentum

WASHINGTON, D.C. – Thursday, March 10, 2022 – FiscalNote Holdings, Inc. (“FiscalNote”), a leading technology provider of global policy and market intelligence, today announces preliminary financial results for the fourth quarter and full year ended December 31, 2021, which beat prior estimates and demonstrate the company’s continued successful execution of its strategic growth plan and a strong, sustained growth outlook.

“I am incredibly pleased to announce a robust quarter and full year of performance for FiscalNote. The company exceeded run-rate revenue expectations for FY2021. Our investments in new, high-growth lines of business, such as ESG and geopolitical information, amidst increasing demand from customers are driving an acceleration of our organic growth rates to support our outlook for sustained growth,” said FiscalNote CEO & Co-founder, Tim Hwang. “We are excited to bring the merger with Duddell Street to fruition and become a publicly-traded company. Our proposed business combination offers a unique and differentiated structure, driven by a backstop of the trust, and affords remarkable growth opportunities for the future of the company. ”

FiscalNote's run-rate revenue at December 31, 20211 rose 69% from 2020 to $109 million, exceeding its $108 million estimate, while the organic run-rate revenue2 rose 12% for the year. Q4 2021 quarterly net revenue retention rate was 98.2%, rising 0.9% from Q4 2020.

1 Run-rate revenue is defined as the annualized subscription revenue at the period end plus the last twelve months non-subscription revenue.

2 Excludes acquisitions made in 2021.

Given the strong performance, FiscalNote reaffirms its previous run-rate revenue guidance of $173 million for 2022, a 58% increase over 2021. FiscalNote’s organic revenue growth is expected to increase to approximately 25% to 30% by the end of 2022, driven in part by new sales, continued improvements in retention rates, and expanded upsell/cross-sell across the company’s suite of products, including the nine acquisitions completed in 2021. FiscalNote also continues to forecast achieving positive adjusted EBITDA within 2023.

In addition, FiscalNote’s organic growth in 2021 and outlook for 2022 is bolstered by its continued and successful track record in identifying and acquiring a disciplined set of bolt-on growth products to its robust portfolio, thus reasserting and expanding its leadership across key sectors of the marketplace. Key highlights include:

●	The acquisition of Equilibrium equips the company to address the growing importance of providing actionable solutions in the ESG domain through its ESG360 AI software, which helps global enterprises with climate management, ESG reporting and benchmarking in an all-in-one solution.

●	Our fourth quarter acquisition of FrontierView, a global geopolitical and macroeconomic market intelligence and advisory firm, combined with our previous acquisition of Oxford Analytica, creates a powerhouse of intelligence and insights at a critical time for our customers in an ever-changing world.

●	FiscalNote’s agreement to acquire rapidly-expanding, Seoul-based Aicel strengthens the company's Data-as-a-Service offerings, thus extending our alternative data solutions expertise for customers in the emerging fintech space.

●	Additionally, in a year when redistricting, civic engagement, and elections are front-and-center, FiscalNote has made timely investments in new products and services for the expanding SLED (State, Local, & Education) public sector marketplace - through companies acquired in 2021 - by launching Fireside State and Curate Local to help customers better understand the increasing impact of local and state government policymaking on their operations.

As a whole, these acquisitions have enabled extension of FiscalNote’s total addressable market into diversified, high-growth industries, increased sales capacity to new regions like APAC and EU, and provided replicable cross-sell and upsell strategies that will serve as a cornerstone for future organic growth.

“FiscalNote is excited to enter 2022 with an opportunity to leverage its growing scale and market leadership to offer policy and political intelligence during these volatile and uncertain times, when customers are relying on us for more information on world events than ever before,” said Josh Resnik, President and Chief Operating Officer of FiscalNote. "We have increased investments in high-growth business lines which are translating into accelerating organic growth. With our stable, recurring revenue of approximately 90%, adjusted gross profit margin profile in the 80% range, and an expanding product portfolio and total addressable market to cross-sell more products into our growing customer base, we are entering an exciting new phase of growth for the company."

“FiscalNote’s strong performance in 2021 supports our continued confidence in management’s projections of broad and sustained growth,” said Manoj Jain, CEO of Duddell Street Acquisition Corp., and Co-Chief Investment Officer of Maso Capital. “We look forward to seeing the company continue to execute its growth plan alongside its clear path to profitability with its strengthened balance sheet as a publicly-traded company. In a world increasingly reliant on data, aggregation, and analytical insights, coupled with the outperformance demonstrated and conservative nature of management, we believe FiscalNote is positioned favorably with peers across information services and vertical software. We are excited by the level of engagement the company has with a number of accretive targets and look forward to the merger closing soon.”

Transaction Details

FiscalNote previously announced plans to become a publicly-traded company on November 8, 2021 through a business combination with Duddell Street Acquisition Corp. (Nasdaq: DSAC), a publicly-traded special purpose acquisition company. Completion of the proposed business combination is subject to Duddell Street’s registration statement on Form S-4 being declared effective by the Securities & Exchange Commission (“SEC”), the approval of the proposed business combination by Duddell Street's shareholders, and other customary closing conditions. Duddell Street's Class A ordinary shares are currently traded on Nasdaq under the symbol "DSAC." Upon completion of the proposed business combination, FiscalNote's Class A common stock is expected to be publicly listed under the ticker symbol "NOTE."

The SEC is continuing the regulatory review process for the registration statement. Once completed, the parties will seek required shareholder approvals and proceed to close the proposed business combination, with an anticipated target closing date in Q2 of this year.

CEO Presentation

A pre-recorded webcast, led by FiscalNote’s Tim Hwang, will be posted at 9:00 a.m. ET, Thursday, March 10, 2022 to provide an additional overview of FiscalNote’s preliminary results for the fourth quarter and fiscal year ended December 31, 2021 and 2022 financial outlook. The recording will be available at https://fiscalnote.com/press-room.

About FiscalNote

FiscalNote is a leading global technology provider of legal and policy data and insights. By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity. Home to CQ, Roll Call, Oxford Analytica, and VoterVoice, FiscalNote empowers clients worldwide to monitor, manage, and act on the issues that matter most to them. To learn more about FiscalNote and its family of brands, visit FiscalNote.com and follow @FiscalNote.

About Duddell Street Acquisition Corp.

Duddell Street Acquisition Corp. was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Duddell Street is sponsored by Hong Kong-based hedge fund Maso Capital. Since inception, Maso Capital has invested in more than one thousand companies and situations across multiple sectors and geographies. Leveraging its stature and reputation in Hong Kong and its experienced investment team, Maso Capital has had investments in a number of TMT, healthcare, fintech and consumer companies in the region. For more information, please visit DSAC.co.

Contacts:

Media
FiscalNote
Nicholas Graham
press@fiscalnote.com

Investors
ICR, Inc. for FiscalNote
Sean Hannan
IR@fiscalnote.com

Duddell Street Acquisition Corp.
Sam Joshi
IR@masocapital.com

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (“FiscalNote”), Duddell Street Acquisition Corp. (Nasdaq: DSAC) ("Duddell Street") has filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.